FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2012

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated April 3, 2012: Excel Maritime Carriers Ltd. announces successful completion of its $1.4 billion syndicated facility amendment and option to defer up to $100 million principal repayment.

The information contained in Exhibit 1 hereof is hereby incorporated by reference into the Company’s registration statements on Form F-3, with Registration No 333-159212, 333-159213 and 333-168568, respectively, each as amended.

Exhibit 1

Excel Maritime Carriers Ltd. announces successful completion of its $1.4 billion syndicated facility amendment and option to defer up to $100 million principal repayment

ATHENS, GREECE - April 3, 2012

Excel Maritime Carriers Ltd. (NYSE: EXM) (the “Company”) announced today that it successfully completed the amendment of its $1.4 billion syndicated facility and, after having met all the conditions under the amended facility, has exercised its option to defer the full loan installment of $24.3 million, originally due on April 2, 2012, to the balloon payment of the facility in April 2016. Under the facility amendment, which came into effect on March 30, 2012, the Company has the option to defer to the facility maturity date in April 2016, principal amount of up to $100.0 million originally scheduled for payment in 2012 and 2013.

About Excel Maritime Carriers Ltd.

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels, one of which, a Capesize vessel, is owned by a  joint venture in which Excel holds a 71.4% interest, and, together with seven Panamax vessels under bareboat charters, operates 47 vessels (seven Capesize, 14 Kamsarmax, 21 Panamax, two Supramax and three Handymax vessels) with a total carrying capacity of approximately 4.1 million DWT. Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) concerning future events and Excel’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into new time charters.

Words such as “will,” “should,” “expect,” “intend,” “plan,” “believe,” “anticipate,” “hope,” “estimate,” and variations of such words and similar expressions, which are predictions of, or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.

Although Excel believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Excel. Actual results may differ materially from those expressed or implied by such forward-looking statements (and from past results, performance and achievements). Factors that could cause actual results to differ materially include, but are not limited to,  changes in  demand for dry bulk vessels, competitive factors in the market in which Excel operates, risks associated with operations outside the United States, and other factors listed from time to time in Excel’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and are not intended to give any assurance as to future results. Excel expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, whether to reflect new information, changes in events, conditions or circumstances on which such statements are based, or otherwise.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10169, USA

Tel: (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia &

Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: April 3, 2012

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer